Rocket Pharmaceuticals
9 Cedarbrook Drive
Cranbury, NJ 08512

September 8, 2021

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Rocket Pharmaceuticals, Inc.
       Acceleration Request for Registration Statement on Form S-3
       File No. 333-253756

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rocket Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 10, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,
Rocket Pharmaceuticals, Inc.

/s/ Gaurav Shah
Gaurav Shah
Chief Executive Officer and Director

cc:	Carlos Garcia-Parada, Rocket Pharmaceuticals, Inc.
Sarah Ashfaq, Esq., Goodwin Procter LLP
William D. Collins, Esq., Goodwin Procter LLP